Exhibit 99.1

RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
Nasdaq Trading Symbol: GOLD

OPPORTUNITIES OUTWEIGH CHALLENGES FOR GOLD MINERS IN AFRICA

Toronto, 3 March 2014 - There are many challenges to mining in Africa but there are even more opportunities open to those with the vision to grasp them, Randgold Resources chief executive Mark Bristow said today. Randgold operates gold mines in Mali, Côte d’Ivoire and the Democratic Republic of Congo.

Speaking at the PDAC convention here, Bristow said the depletion of the traditional gold mining regions was forcing gold miners to turn to highly prospective emerging countries previously regarded as too risky. At the same time, the end of the Cold War had opened up gold fields in Africa and other emerging markets that had long been difficult or impossible to access.

“If you want to hunt elephants you have to go to elephant country, and if you want to find world-class gold deposits, Africa is a very good place to look. West and Central Africa now rank high among the world’s premier gold destinations,” he said.

“I’ve been involved in mining in Africa for 30 years and in that time I have seen great changes in the continent. Slowly but steadily, if sometimes painfully, it is emerging from centuries of exploitation and oppression as its people increasingly demand economic and political freedom, and accountability from their leaders. I am proud that in its way, Randgold has pointed to what can be achieved here. Born and raised in Africa, run by Africans and focused entirely on African assets, Randgold has become a truly world-class company, listed on the London Stock Exchange and NASDAQ, part of the FTSE 100, with some of the leading global funds as its shareholders.”

He cautioned prospective investors in Africa that securing their social licence to do business there was as important as getting the technical and financial aspects of a project right. Randgold’s success in Africa, he said, would not have been possible without its partnership philosophy, which recognises host countries and their people as stakeholders in the company.

“Mining should be seen as a force for good, which converts national assets into sustainable economic benefits, in close cooperation with governments and communities,” he said.

Bristow also warned that the search for new multi-million ounce gold deposits was being hampered by the trend of junior mining companies neglecting their traditional role as explorers to focus on developing marginal assets. It would be better for the gold mining industry and for African mining countries, he said, if the juniors stopped trying to be developers of marginal assets and reverted to being explorers and entrepreneurs with a focus on finding world class deposits.

RANDGOLD ENQUIRIES:

Chief Executive Mark Bristow +44 788 071 1386 +44 779 775 2288	Financial Director Graham Shuttleworth +44 1534 735 333 +44 779 771 1338	Investor & Media Relations Kathy du Plessis +44 20 7557 7738 Email: randgold@dpapr.com

Website: www.randgoldresources.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Except for the historical information contained herein, the matters discussed in this news release are forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934, and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, the realisation of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as ‘will’, ‘plans’, ‘expects’ or ‘does not expect’, ‘is expected’, ‘budget’, ‘scheduled’, ‘estimates’, ‘forecasts’, ‘intends’, ‘anticipates’ or ‘does not anticipate’, or ‘believes’, or variations of such words and phrases or state that certain actions, events or results ‘may’, ‘could’, ‘would’, ‘might’ or ‘will be taken’, ‘occur’ or ‘be achieved’. Assumptions upon which such forward-looking statements are based are in turn based on factors and events that are not within the control of Randgold Resources Limited (‘Randgold’) and there is no assurance they will prove to be correct. Forward-

looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Randgold to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to mining operations, including political risks and instability and risks related to international operations, actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, as well as those factors discussed in Randgold’s filings with the US Securities and Exchange Commission (the ‘SEC’). Although Randgold has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Randgold does not undertake to update any forward-looking statements herein, except in accordance with applicable securities laws. CAUTIONARY NOTE TO US INVESTORS: The SEC permits companies, in their filings with the SEC, to disclose only proven and probable ore reserves. We use certain terms in this report, such as ‘resources’, that the SEC does not recognise and strictly prohibits us from including in our filings with the SEC. Investors are cautioned not to assume that all or any parts of our resources will ever be converted into reserves which qualify as ‘proven and probable reserves’ for the purposes of the SEC’s Industry Guide number 7.